Ronald C. Touchard
                                        eWorldMedia Holdings, Inc.
                                        600 Anton Boulevard, 11th Floor
                                        Costa Mesa, CA  92626




                             November 28, 2005



Paul Fischer, Staff Attorney
Owen Pinkerton, Senior Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  eWorldMedia Holdings, Inc.
     Preliminary Information Statement on Schedule 14C
     File No. 0-14047
     Filed on November 17, 2005


Dear Mr. Fischer and Mr. Pinkerton,

This letter is in response to your comment letter dated November 23, 2005 regarding our Preliminary Information Statement on Schedule 14C noted above. Our responses are as follows:

1. With regards to the disclosure on page 8 of the preliminary information statement indicating that the company requires additional common stock in order to satisfy entitlements of preferred shareholders who desire to convert such shares to common stock, the authorization of additional common shares is not necessary for the consummation of the purchase of Peaceful Feet Shoeshine, Inc., as referenced in the From 8-K filed on October 3, 2005. No common shares were granted in consideration of said acquisition; only preferred shares were granted. While all classes of the company's preferred shares are convertible into common stock, the acquisition has been consummated and is not contingent upon the increase of the Company's authorized common shares. Therefore, we believe no revision of Item 14 of
Schedule 14A is required.

2. With regards to the press release dated May 23, 2005indicating that eWorldMedia Holdings, Inc. intended to offer to buy 15,000 common shares for consideration of $3.00 per share on a first come first serve basis, the Company did not proceed with the buyback program.
            ---



The Registrant, eWorldMedia Holdings, Inc., hereby acknowledges the following:

     - The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant;
     - The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary information statement materials do not foreclose the Commission from taking any action with respect to the filing; and
     - The Registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,


                                        Ronald C. Touchard,
                                        Chief Executive Officer
                                        eWorldMedia Holdings, Inc.